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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                     0-15946

                                  CUSIP NUMBER
                                    278715107

(Check One):    / /  Form 10-K     / /  Form 20-F     / /  Form 11-K
               /X/  Form 10-Q     / / Form N-SAR

For Period Ended:  March 31, 2000
                   --------------

[ ] TRANSITION REPORT ON FORM 10-K
[ ] TRANSITION REPORT ON FORM 20-F
[ ] TRANSITION REPORT ON FORM 11-K
[ ] TRANSITION REPORT ON FORM 10-Q
[ ] TRANSITION REPORT ON FORM N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                        ebix.com, Inc.
Former Name if Applicable:                      DELPHI INFORMATION SYSTEMS, INC.
Address of Principal Executive Office:          3501 Algonquin Road
City, State and Zip Code:                       Rolling Meadows, Illinois 60008

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable efforts or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ / (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/ (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company was unable to file its Form 10-Q for the quarter ended March 31, 2000 ("First Quarter 10-Q") by the due date of May 15, 2000 and expects to be unable to make such filing within the five day extension time provided in Rule 12b-25 without unreasonable effort and expense. In preparing its response to certain revenue recognition issues raised by the staff of the Securities and Exchange Commission under SOP 97-2 (regarding revenue recognition for software licenses) with respect to the Company's financial statements for the transition period ended December 31, 1998, the Company consulted with Arthur Andersen LLP, the auditor of its 1998 transition period financial statements. As previously disclosed (in the Company's Form 12b-25/A dated April 14, 2000, filed with respect to the Company's delay in filing its Form 10-K for the year ended December 31, 1999 ("1999 Form 10-K") and incorporated herein by reference), Arthur Andersen LLP determined, in the course of so assisting the Company, that a reaudit and restatement of the Company's financial statements would be necessary with respect to the transition period ended December 31, 1998, and the fiscal year ended March 31, 1998; subsequently, it was determined to also reaudit and restate the financial statements for the fiscal year ended March 31, 1997. (All of such financial statements had been audited by Arthur Andersen LLP.) The reaudit is principally focused on software revenue recognition, capitalization of software expense, certain classifications of receipts (such as sublease income and travel and entertainment reimbursement) as revenues (rather than as other income or expense offsets) and support revenue recognition. Although Arthur Andersen LLP is currently in the process of completing this reaudit and restatement work (which must be coordinated with the audit of the Company's financial statements for the year ended December 31, 1999 by its current auditor, KPMG LLP, which is also in the process of being completed), such completion and the finalizing of the Company's 1999 Form 10-K is not expected to occur until sometime next week, and such work must precede the completion of the First Quarter 10-Q.

The Company currently expects to be able to file its First Quarter 10-Q (and its 1999 Form 10-K) prior to the end of May, 2000, but cannot assure that this will be possible.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS UNDER THE SECURITIES LITIGATION REFORM ACT OF 1995 - This Form 12b-25 Notice contains various forward-looking statements and information that are based on management's beliefs as well as assumptions made by and information currently available to management, including statements regarding future economic performance and financial condition, liquidity and capital resources. Such statements are subject to various risks and uncertainties which could cause actual results to vary materially from those stated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected or projected. Such risks and uncertainties include the timing, progress, and outcome of the completion of the reaudit of the Company's financial statements for the 1998 transition year and the fiscal years ended March 31, 1998 and March 31, 1997, the audit of the Company's financial statements for the year ended December 31, 1999, and the preparation of the Company's interim financial statements for the quarter ended March 31, 2000. Certain other risks and uncertainties are described in detail in the Company's Registration Statement on Form S-3 filed under the Securities Act of 1933, Registration No. 333-12781, and the Company's periodic filings pursuant to the Securities Exchange Act of 1934. The Company undertakes no obligation to update any such factors or to publicly announce the results of any of the forward-looking statements contained herein to reflect future events or developments.

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PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

             Richard Baum (CFO)                        (847)  506-3100

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                 /  /  Yes                                   /X/  No

         1999 Form 10-K has not been filed.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                 /  /  Yes                                   /X/  No*

         *After giving effect to restatement of quarterly 1999 results that will be reflected in the 1999 Form 10-K.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ebix.com, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     May 16, 2000                      By:  /s/  Richard Baum
                                                      Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



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                                                         [LOGO]

                                                         ARTHUR ANDERSEN LLP

U.S. Securities and Exchange Commission                  33 West Monroe Street
450 Fifth Street, N.W.                                   Chicago, IL 60603-5385
Washington, DC 20549

May 16, 2000


Dear Sir/Madam:

We have read the statements about our firm in Part III of the Form 12b-25, Notification of Late Filing, to be filed by ebix.com on May 16, 2000. We agree with those statements.


Very truly yours,


Arthur Andersen LLP



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May 16, 2000

ebix.com, Inc.

Chicago, Illinois

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities and Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by ebix.com, Inc. on or about May 16, 2000, which contains notification of the registrant's inability to file its Form 10-Q by May 15, 2000. We have read the Company's statement contained in Part III therein and we agree with the statement made concerning our audit of the financial statements for the year ended December 31, 1999.

Very truly yours,

/s/ KPMG LLP